UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 12, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Pain Therapeutics, Inc.

File No. 0-29959 - CF#33375

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Pain Therapeutics, Inc. submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 24, 2006 and a Form 10-Q filed on April 24, 2013.

Based on representations by Pain Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.11	10-K	February 24, 2006	through March 14, 2019
10.1	10-Q	April 24, 2013	through March 14, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary